FILE 82-4297

KONECRANES

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

19 August, 2005

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 19 August, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

dlw 8/31

FILE 82-4297

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 19 August, 2005 1.30 p.m. 1

CENTAURUS CAPITAL J.P INCREASED ITS HOLDING IN KCI KONECRANES PLC

This is a notice under Chapter 2, Section 10 of the Finnish Securities Market Act.

Centaurus Capital J.P notified on 18 August 2005 that as a result of a share transaction concluded on 15 August 2005, the holdings of Funds managed by Centaurus Capital J.P and its direct and indirect subsidiaries represent 5 % of the voting rights and share capital in KCI Konecranes Plc.

Holdings by Funds managed by Centaurus Capital J.P and its direct and indirect subsidiaries are now as follows:

Shareholder	Number of shares	Proportion of share capital and voting rights
Centaurus Alpha Master Fund	660,219	4.6 %
Citi Centaurus Limited	19,940	0.14 %
Greenway Managed Account	37,451	0.26 %
Total	717,610	5 %

KCI Konecranes has only one class of shares and each share entitles to one vote. The share capital is EUR 28,699,460 and the total number of shares is 14,349,730.

KCI Konecranes is a world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries and shipyards. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and of mobile container handling equipment like Reach Stackers and Lift Trucks. In 2004, Group sales totalled EUR 728 million. The Group has 4,900 employees in 35 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms. Franciska Janzon, IR-Manager,
Tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media